Exhibit 99.1

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com        email: info@rusoro.com

NOT FOR DISSEMINATION IN THE UNITED STATES

March 10, 2009	Trading Symbol: (TSX-V):RML

Rusoro Clarifies Recent Public Statements

Rusoro Mining Ltd. published a news release on February 23, 2009, and the Company’s President, George Salamis subsequently conducted an interview, both of which made reference to project development, mining plans, and future levels of gold production at its various properties. With respect to the San Rafael/El Placer (“SREP”) property, the references to “commercial gold production”, “ore” and “orebodies’“ are retracted, as the Company has not completed a preliminary economic assessment, a preliminary feasibility study, or a feasibility study to assess the viability of SREP.  The Company is in the process of constructing the Alvarez ramp to a depth of approximately 200 metres in order to provide access to the main mineralized areas in order to conduct further exploration with a view to upgrading the classification of the current resources.  Mr. Salamis also advised that the Company is upgrading an existing mill to process material from SREP.  Although it is expected that mineralized material will be removed and processed during the course of this program, this should not be construed as “commercial production” and the intention to remove and process this material should not have been referred to as a “production decision”. Any references to specific projected levels of gold extracted in the course of the current program, either in the news release, or by Mr. Salamis, are speculative and should not be relied upon.

With respect to the Choco 10 property, Mr Salamis stated in an interview that production could be increased in the short term to increase capacity to significantly higher levels than are currently being produced.  This statement is not supportable, and as disclosed in the news release, the viability of an expansion would be subject to a further scoping study and feasibility study.

The Company is in the process of completing an equity financing in which the minimum net proceeds are expected to be used as to approximately C$40 to C$60 million for capital expenditures on the Company’s Venezuelan gold properties, including using a portion of the proceeds to address the technical issues discussed above.  Mr. Gregory Smith, P. Geo., the Company’s Vice-President of Exploration, is the Qualified Person as defined in National Instrument 43-101 and is responsible for the accuracy and technical aspects of this news release.

ON BEHALF OF THE BOARD OF RUSORO MINING LTD.

“George Salamis”

President

CONTACT INFORMATION

George Salamis, President
Tel: 604- 632-4044  Fax: 604-682-1514
Toll Free: 1-800-668-0091
Symbol: TSX-V:RML  Email:  info@rusoro.com
Website: www.rusoro.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented constitutes “forward looking statements”. Such forward-looking statements, including but not limited to those with respect to the closing of the offering, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rusoro to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other risks, risks related to the closing of the offering, as well as those factors discussed in the section entitled “ Risk Factors” in Rusoro’s Annual Information Form dated December 12, 2008 as filed on SEDAR. Although Rusoro has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.